Exhibit 99.1

News Release

MediWound Appoints Mr. Stephen T. Wills as Chairman to its Board of Directors

YAVNE, Israel (October 25, 2017) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, today announced the appointment of Mr. Stephen T. Wills as the Chairman of the Company’s Board of Directors upon the resignation of Mr. Aharon Yaari from the Board. Mr. Wills was appointed to the Company’s Board as a Director in 2017.

 “We look forward to continuing to work closely with Stephen as Chairman of the Board; he has been a welcome addition to our Board since joining it earlier this year.  Stephen brings decades of executive experience in business and strategic partnership development, including experience in the wound care industry.  Stephen’s insight into the U.S. financial and commercial markets perfectly aligns with our strategic focus as we get closer to U.S. commercial launch with NexoBrid® and embark on our U.S. pivotal program for EscharEx® in chronic wound care,” said Gal Cohen, President and Chief Executive Officer of MediWound.

“I am honored to chair the Board of Directors of MediWound,” said Stephen T. Wills. “We are committed to delivering value for all of our stakeholders, as we continue to advance our strategy of maximizing the potential value of NexoBrid® and EscharEx®.   We will soon have multiple on-going Phase 3 studies in both NexoBrid® and EscharEx® in the U.S., and our Board members' experience, which includes strong scientific and business backgrounds, will be invaluable as we approach the U.S. markets.  We thank Aharon for his service as Chairman and guidance during his tenure on the Board, and we wish him the very best.”

About Stephen T. Wills, CPA, MST

Mr. Wills currently serves as the chief financial officer and chief operating officer of Palatin Technologies, Inc., a publicly-held biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases in the fields of sexual dysfunction, anti-inflammatory targets and heart failure. He possesses extensive financial, operational and healthcare experience. Mr. Wills served as executive chairman and interim principal executive officer of Derma Sciences, Inc., a publicly-held company providing advanced wound care products, from December 2015 until February 2017 when Derma Sciences was acquired by Integra Life Sciences.  Mr. Wills also served as the lead director until December 2015.  Mr. Wills currently serves on the board of trustees and executive committee of The Hun School of Princeton. Mr. Wills, a certified public accountant, earned his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel, and Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier, relative to the existing standard of care, without harming viable tissues.

MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from existing development data on NexoBrid®. In January 2017, MediWound reported final results from the first cohort of its second Phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds in which EscharEx met its primary endpoint demonstrating higher incidence of complete debridement with statistical significance.  For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts
Sharon Malka
Chief Financial and Operations Officer
MediWound
ir@mediwound.co.il

Bob Yedid
Managing Director
LifeSci Advisors
bob@lifesciadvisors.com